December 17, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

RE:         DG FastChannel, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-3

Filed November 23, 2009

File No. 333-162464

Annual Report on Form 10-K for Fiscal Year

Ended December 31, 2008

Filed March 10, 2009

File No. 000-27644

Ladies and Gentlemen:

Pursuant to your telephone conversation on December 16, 2009 with our outside counsel, the Company provides below the additional information requested, given in response to Comment 3 in the Staff’s letter dated December 7, 2009.  As you requested, we have updated our materiality analysis to also show the after tax impact of the pro forma adjustment, and to consider any other qualitative factors.

2006	2007	2008
Point.360, Inc.
Point.360 net income	$16,250	(A)	$765,000	(B)	N/A
DGFC’s percentage ownership	15%	16%	N/A

DGFC’s equity in earnings of Point.360	$2,438	$122,400	N/A

Enliven
Enliven net loss	N/A	$(13,524,000	)(C)	$(8,176,000	)(D)
Time period of ownership interest (in months)	N/A	8	9
DGFC’s percentage ownership	N/A	12	%(E)	11	%(F)

DGFC’s equity in earnings of Enliven	N/A	$(1,081,920)	$(899,360)

DGFC’s equity in earnings of Point.360 and Enliven (before tax)	$2,438	$(959,520)	$(899,360)
DGFC’s equity in earnings of Point.360 and Enliven (after tax) (G)	$1,487	$(566,117)	$(548,610)

DGFC income from continuing operations	$379,000	$10,870,000	$15,079,000
DGFC net income (loss)	(649,000)	10,413,000	15,079,000
DGFC total stockholders’ equity	141,886,000	192,129,000	269,518,000
DGFC total assets	172,997,000	252,495,000	473,800,000
DGFC net income (loss) per share
- Basic	$(0.06)	$0.63	$0.81
- Diluted	$(0.06)	$0.61	$0.79

EVALUATION

DGFC’s equity in earnings of Point.360 and Enliven as a percentage of:
DGFC income from continuing operations	0.4%	-5.2%	-3.6%
DGFC net income (loss)	-0.2%	-5.4%	-3.6%
DGFC total stockholders’ equity	0.0%	-0.3%	-0.2%
DGFC total assets	0.0%	-0.2%	-0.1%

Effect on earnings per share
- Basic	$—	$(0.04)	$(0.03)
- Diluted	$—	$(0.03)	$(0.03)

Additionally, we have considered the cumulative effect to our balance sheet, noting that as of December 31, 2008, goodwill would be reduced by $1,113,240 with a related increase to accumulated deficit, representing a 0.5% decrease to goodwill and a 0.7% increase to accumulated deficit.

Notes:

(A) - Based on Point.360 annual net income for the year of $390,000; assuming 1/24th of that amount, as the investment occurred in mid-December.

(B) - Based on pre-acquisition net income of Point.360 for the 7.5 months ended August 13, 2007, the date of acquisition.

(C) - Based on Enliven’s annual net loss per Enliven’s 2007 Form 10-K

(D) - Based on net loss for the nine months ended September 30, 2009.

(E) - Calculated based on DGFC’s number of shares owned of 10,750,000 divided by 88,197,880, Enliven’s weighted average shares outstanding for the time period May 2007 through Dec. 2007.

(F) - Calculated based on DGFC’s number of shares owned of 10,750,000 divided by 99,077,000, Enliven’s weighted average shares outstanding for the time period Jan. 2008 through Sept. 2008.

(G) - Based on DGFC’s overall effective tax rate for the period.

Additionally, the Company notes the following qualitative factors:

•      The change would not have masked a change in earnings or other important trends.

•      The change would not have had the impact of changing income to a loss or vice versa.

•      Since the change results in restating the prior periods presented rather than impacting the current or forecasted results, the Company does not expect the change would have affected analysts’ expectations.

•      The change would not have impacted the negotiation process involving the number of shares to be issued as consideration to shareholders of Point.360 or Enliven.

•      The change has no effect on our federal or state income tax returns for any year and has no impact on any other regulatory requirements.

•      The change would not have had a material impact to any of our segments.

•      The change would have no impact on management’s compensation or loan covenant compliance.

•      The change did not involve the concealment of an unlawful transaction.

In conclusion, the Company does not believe the application of paragraph 19.m. of APB 18 would have had a material impact on its financial statements, had such guidance been applied.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (972) 581-2081.

Very truly yours,

/s/ Omar A. Choucair

Omar A. Choucair
Chief Financial Officer
DG FastChannel, Inc.